Skadden, Arps, Slate, Meagher & Flom llp
222 BAY STREET
SUITE 1750, P.O. BOX 258
TORONTO, ONTARIO
M5K IJ5
________
TEL: (416) 777-4700
FAX: (416) 777-4747
www.skadden.com

May 25, 2012

Via EDGAR Ms. Alexandra Ledbetter Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Withdrawal of Amendment to the Registration Statement on Form F-3 of Sonde Resources Corp. (File No. 333-166209)

Dear Ms. Ledbetter:

We are writing on behalf of Sonde Resources Corp., a corporation organized under the laws of Alberta (the "Company"), to respectfully request that the amendment filed with the Securities and Exchange Commission (the "Commission") on January 12, 2012 (the "Amendment") to its Registration Statement on Form F-3, originally filed with the Commission on April 21, 2010, File No. 333-166209, together with all exhibits thereto (collectively, the "Registration Statement"), be withdrawn.

The Company requests that the Amendment be withdrawn because the EDGAR header tag "F-3/A" was inadvertently used when the Amendment, which is intended to be a post-effective amendment to the Registration Statement, was filed with the Commission.  As you have requested, the Amendment, identical in all other respects, is being re-filed with the Commission using the EDGAR header tag "POS AM."

Please telephone the undersigned at (416) 777-4700 if you have any questions or need any additional information.

Division of Corporation Finance
U.S. Securities and Exchange Commission
May 25, 2012

Very truly yours,

/s/ Michael Acedo
Michael Acedo

Enclosures

cc:	Kurt A. Nelson
(Sonde Resources Corp.)

Christopher W. Morgan, Esq.
(Skadden, Arps, Slate, Meagher & Flom LLP)